    As filed with the Securities and Exchange Commission on January 19, 1999



                           Registration No. 333-65199



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               ------------------
                                   FORM S-3/A
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933


                               ------------------
                         COMPLETE WELLNESS CENTERS, INC.

             (Exact name of registrant as specified in its charter)

             Delaware                                 52-1910135
      (State of Incorporation)                     (I.R.S. Employer
                                                   Identification No.)

                            666 Eleventh Street, N.W.
                             Washington, D.C. 20001
                                 (202) 639-9700
          (Address and telephone number of principal executive offices)


                               C. Thomas McMillen
                Chairman of the Board and Chief Executive Officer
                         Complete Wellness Centers, Inc.
                            666 Eleventh Street, N.W.
                             Washington, D.C. 20001
                                 (202) 639-9700
           (Name, address, and telephone number of agent for service)


                               ------------------

                                   Copies to:
                             David E. Fleming, Esq.
                          Epstein Becker & Green, P.C.
                                 250 Park Avenue
                            New York, New York 10177

        Approximate date of commencement of proposed sale to the public:
        As soon as practicable after this Registration Statement becomes effective.

 If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans,
                          check the following box. |_|

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check
                             the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the
          Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

                               CALCULATION OF REGISTRATION FEE


================================================================================
Title of Each Class  Amount to be   Proposed Maximum       Proposed Maximum
Of Securities to be  Registered     Offering Price Per     Aggregate Offering
Registered                          Share  (1)             Price  (1)

Common Stock,        250,000        $3.50 (1)              $875,000
$0.0001665
par value
================================================================================




(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) based on a per share price of $3.50, the average of the high and low sale prices per share of the Company's Common Stock on January 14, 1999.


The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Cross-Reference Sheet Showing Location in Prospectus of Information Required by Items of Form S-3


     Form S-3 Registration Statement               Location in Prospectus
            Item and Heading
     -------------------------------               ----------------------

1. Forepart of the Registration Statement
   and Outside Front Cover Page Prospectus         Outside Front Cover Page

2. Inside Front and Outside Back Cover
   Pages of Prospectus                             Inside Front Cover Page

3. Summary Information, Risk Factors and
   Ratio of Earnings to Fixed Charges              Not Applicable; Risk
                                                   Factors; Not Applicable

4. Use of Proceeds                                 Outside Front Cover; Use
                                                   of Proceeds

5. Determination of Offering Price                 Outside Front Cover Page

6. Dilution                                        Not Applicable

7.  Selling Security Holders                       Selling Stockholders

8.  Plan of Distribution                           Outside Front Cover Page;
                                                   Plan of Distribution

9.  Description of Securities to be Registered     Information Incorporated
                                                   by Reference

10. Interests of Named Experts and Counsel         Legal Matters

11. Material Changes                               Not Applicable

12. Incorporation of Certain Information
    by Reference                                   Information Incorporated
                                                   by Reference

13. Disclosure of Commission Position on
    Indemnification for Securities Act
    Liabilities                                    Not Applicable



                         COMPLETE WELLNESS CENTERS, INC.
                         250,000 Shares Common Stock and
                             Common Stock Underlying
                          Purchase Warrants to purchase
                                  Common Stock
                        ($0.0001665 par value per share)



                         ------------------------------



This Prospectus relates to the public offering, which is not being underwritten, of up to 250,000 shares (the "Resale Shares") of Common Stock, $0.0001665 par value per share and Common Stock underlying Common Stock Purchase Warrants, of Complete Wellness Centers, Inc. (referred to herein, together with its majority-owned and wholly-owned subsidiaries, as "CWC," the "Company" or the "Registrant" or "we"). The Resale Shares may be offered by certain stockholders of the Company or by pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer (the "Selling Stockholders"). Certain of the Resale Shares were received by certain Selling Stockholders and Warrant holders pursuant to various agreements and grants at various times with piggyback registration rights. Other shares being registered were issued by CWC to executives of CWC as grants and still others are represented by Common Stock Purchase Warrants issued to consultants or advisors to the Company or as consideration for acquisitions made by the CWC. All of the Resale Shares were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 4(2) thereof. The Resale Shares are being registered by the Company pursuant to registration rights agreements with the various Selling Stockholders. See the "Plan of Distribution" section herein.



The Resale Shares may be offered by the Selling Stockholders from time to time in transactions on the Nasdaq Small Cap Market, in privately negotiated transactions, or by a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Resale Shares to or through broker-dealers and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Resale Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). See "Plan of Distribution." section herein.

We will receive proceeds from the exercise of the warrants as listed in the Selling Stockholders section of this prospectus. We will not receive proceeds from the sale of the Resale Shares by the Selling Stockholders listed under the "Stock" heading of the Selling Stockholders section of this prospectus. The Company has agreed to bear certain expenses in connection with the registration and sale of the Resale Shares being offered by the Selling Stockholders.



We intend that this registration statement will remain effective until no later than December 31, 2003. On January 14, 1999, the last reported sale price for the Common Stock, as reported on The Nasdaq Small Cap Market, was $3.5625 per share. The Company's Common Stock is currently quoted on Nasdaq under the symbol "CMWL."



THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
SEE"RISK FACTORS" BEGINNING ON PAGE 9.


-------------------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


-------------------------------


The date of this Prospectus is January 19, 1999


     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any other person. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this Prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

                              AVAILABLE INFORMATION


    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the following regional offices of the
Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates. In addition, the Commission maintains a Web site at http://www.sec.gov that contains the Company's reports, proxy and information statements and other information that have been filed since the Company began to file electronically with the Commission in February 1997. The Common Stock of the Company is quoted on the Nasdaq Small Cap Market, and such material may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.


   This Prospectus does not contain all the information set forth in the Registration Statement on Form S-3 (the "Registration Statement") of which this Prospectus is a part, including exhibits set forth therein or incorporated by reference thereto, which has been filed electronically with the Commission under the Securities Act of 1933, as amended (the "Act"). Statements made in this Prospectus as to the contents of any referenced contract, agreement or other document are not necessarily complete, and each such statement shall be deemed qualified in its entirety by reference thereto. Copies of the Registration Statement and the exhibits and schedules thereto may be obtained, upon payment of the fee prescribed by the Commission, or may be examined without charge at the office of the Commission or at the Commission's Web site.

INFORMATION INCORPORATED BY REFERENCE

    The following documents filed by the Company with the Commission (File No. 000-22115) pursuant to the 1934 Act are incorporated by reference in this
Prospectus:


        1. The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997 and as amended on Form 10-KSB/A filed April 14, 1998 and as amended on Form 10-KSB/A filed on January 19, 1999;



        2. The Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1998 and for June 30, 1998 and as amended on Form 10-QSB/A filed October 1, 1998 and as both individually amended on Form 10-QSB/A filed on January 19, 1999;



        3.The Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998;



        4. The Company's Current Report on Form 8-K filed on January 16, 1998;



        5. The Company's Current Report on Form 8-K filed on February 9, 1998;



        6. The Company's Current Report on Form 8-K/A filed on March 12, 1998;



        7. The Company's Current Report on Form 8-K filed on June 3, 1998;



        8. The Company's Current Report on Form 8-K filed on July 10, 1998;



        9. The Company's Current Report on Form 8-K filed on August 21, 1998;


        10. The Company's Current Report on Form 8-K filed on September 21,
        1998;


        11. The Company's Current Report on Form 8-K filed on December 3, 1998;



        12. The description of the Company's Common Stock contained in the Company's Registration Statement on Form SB-2 filed with the Commission on February 19, 1997;



        13. The Company's Proxy Statement and Notice of Annual Meeting filed on May 4, 1998;



        14.The Company's Proxy Statement and Notice of Special Meeting of Stockholders filed on July 22, 1998;



        15.The Company's Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder; and



        16. The Company's Current Report on Form 8-K filed on December 30, 1998



All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus but prior to the termination of the offering of the Shares.


     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document that also is incorporated herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus or such Registration Statement.

     Upon written or oral request, the Company will provide without charge to each person to whom a copy of the Prospectus is delivered a copy of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference therein). Requests should be submitted in writing or by telephone at (202) 639-9700 to Michael Brigante, Sr. Vice President, Chief Financial Officer and Acting Secretary, Complete Wellness Centers, Inc., at the principal executive offices of the Company, 666 Eleventh Street, N.W., Washington, D.C. 20001.


THE COMPANY


     The following section contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.



We were incorporated under the laws of the State of Delaware in November 1994. We completed an initial public offering of Common Stock and Redeemable Common Stock Warrants in February 1997. We have controlled, either through 100% or majority ownership, four separate independent operating subsidiaries and are the managing member of a limited liability corporation. We provide administrative support services to all our subsidiaries including (1) management services; (2) legal services; (3) accounting services; (4) purchasing services; and (5) support services. All of our subsidiaries are focused in the health care industry and each delivers a unique product or service sold to consumers directly or through their sister companies.



Our subsidiary, Complete Wellness Medical Centers, Inc. ("CWMC") was incorporated under the laws of the State of Delaware in August 1997. We own 100% of CWMC. CWMC develops multi-disciplinary medical centers ("Integrated Medical Centers") and furnishes certain support services to such facilities. Our Integrated Medical Centers combine, in one practice, at the same location, traditional health care providers, such as physicians and physical therapists and alternative health care providers, such as chiropractors, acupuncturists and massage therapists. We believe that our name-brand product offers the consumer a highly desirable one-stop medical facility. At December 30, 1998 CWMC managed 87 Integrated Medical Centers and had additional agreements with chiropractors to develop and manage 35 Integrated Medical Centers in existing states and expansion into additional states.



CWMC develops Integrated Medical Centers generally through affiliations with chiropractors (the "Affiliated Chiropractors") and their existing chiropractic practices. We endeavor to enter into an agreement with a chiropractor who has an existing chiropractic practice in a convenient location and who is an individual who has demonstrated the entrepreneurial skills to build a practice. The existing practice is used as a base for the development of an Integrated Medical Center. Typically, CWMC establishes a new Integrated Medical Center by forming a medical corporation, which is a general business corporation wholly-owned by the company or a professional corporation that is owned by a nominee physician, depending upon the applicable state law. The Affiliated Chiropractor establishes a management company which contracts with CWMC to provide day-to-day management of the Integrated Medical Center.



CWMC's development strategy is to develop additional Integrated Medical Centers in local or regional groups or clusters. We plan to continue to develop Integrated Medical Centers through affiliations with chiropractors and their existing practices and health clubs and intend to begin development of Integrated Medical Centers in connection with corporations, government offices, or other organizations, in which cases the Integrated Medical Centers would be developed in places such as office buildings.



We believe that our affiliation structure as opposed to an acquisition structure and its unit minimum capital investment and therefore relatively minimum risk is responsible for its early acceptance by both the investment community and healthcare practitioners. Unlike traditional medical management companies that acquire the clinics of their affiliated practitioners, our structure seeks to have:



1. Minimal debt.
2. No goodwill.
3. Full recognition of "clinic" revenues.
4. Maximum incentive for participating doctors.
5. Expanded set of services to the patient base.

We believe that this corporate structure contributes to the Company's revenue growth and potential profitability, which is expected in early 1999.



While it is still too early to determine financially the effectiveness of our business model, we believe certain patterns can be seen. The average Center, in the first 12 months of operation after the traditional chiropractic clinic became Integrated Medical Center, realized a growth in revenues of approximately 23%. The number of patients in the same time period has increased an average of approximately 10%.



Our operating strategy is to develop brand name recognition by (i) providing consumers the opportunity to obtain, and the convenience of obtaining, under the supervision of a medical doctor, complementary traditional and alternative medical treatments in one location, (ii) facilitating the efficient provision of high quality patient care through the use of credentialing standards and standardized protocols, (iii) establishing Integrated Medical Centers in local and regional clusters for purposes of obtaining managed care contracts, (iv) assisting in marketing the Integrated Medical Centers regionally and nationally, on a coordinated basis, and furnishing management, marketing, financing and other advice and support, and (v) achieving operating efficiencies and economies of scale through the implementation of its integrated management information system, the rotation of health care providers among geographically close Integrated Medical Centers, increased purchasing power with suppliers, and standardized protocols, administrative systems, and procedures.



We have begun preliminary discussions to acquire certain businesses which are complimentary to our Integrated Medical Centers and which in some cases may provide a further service to our Integrated Medical Center's patients. While we intend to pursue the consummation of agreements to acquire such businesses; there can be no assurance that any or all of these contemplated transactions will occur. See "Risk Factors--Risks Related to Expansion Strategy".



We are not authorized or qualified as a corporation to engage in any activity which may be construed or be deemed to constitute the practice of medicine, but are an independent supplier of non-medical services only. The physicians and chiropractors are responsible for all aspects of the practice of medicine and chiropractic and the delivery of medical and chiropractic services (subject to certain business guidelines determined in conjunction with us), including but not limited to diagnosis, treatment, referrals and therapy. In connection with any managed care contracts we may arrange on behalf of the Integrated Medical Centers, we will need to manage the Integrated Medical Centers' utilization of medical services to patients. If under such contracts, the Integrated Medical Centers accept responsibility for the treatment of their patients by specialists or at hospitals, we will also need to manage the practitioners' referral patterns with respect to specialty physician and hospital services. However, we would only provide management for payment purposes and would not, through such process, interfere with the professional judgment of a medical practitioner or prohibit a practitioner from providing any medical services.



The objective of our operating strategy is to facilitate the provision of a high level of traditional and alternative medical care to patients in a convenient, cost-effective manner. Key elements of our operating strategy are:



One Location. We attempt to provide consumers the opportunity to obtain, and the convenience of obtaining, under the supervision of a medical doctor, complementary traditional and alternative medical treatments in one location. We believe that alternative medicine is growing in popularity, and that supervision of treatment by a medical doctor may alleviate some patient and third party payor concerns.



Facilitate the Efficient Provision of High Quality Care. Health care practitioners under the supervision of a licensed medical doctor provide all health care services at an Integrated Medical Center. We seek qualified and reputable medical doctors. We further attempt to facilitate the efficient rendering of high quality care through the use of credentialing and standardized protocols. Additionally, in many states, only medical doctors are permitted to order certain laboratory and radiological tests. We believe that supervision by a medical doctor and a medical doctor's access to more sophisticated diagnostic testing services will enhance the quality of patient care.



Establish Networks of Integrated Medical Centers to Obtain Managed Care Contracts. A key component of our operating strategy is to attract both health care practitioners and managed care payors. We attempt to attract health care practitioners by, among other things, providing them greater access to managed care contracts than they could attain independently and relieving them of certain administrative responsibilities. We intend for our local and regional clusters of Integrated Medical Centers to attract managed care contractors by providing single, integrated points of market entry, thereby enabling managed care payors to more efficiently contract for the provision of health care services for patient populations. Within our former OHS subsidiary, we credential our licensed health care practitioners through a credentialing function accredited by the National Committee for Quality Assurance. OHS has developed standardized credentialing protocols and has developed and implemented a utilization management program, for the purpose of attracting and managing its managed care contracts. We have signed nine (9) such contracts and will be implementing them in early 1999. Since our stock in OHS is being redeemed back by OHS, we entered into an agreement with OHS whereby we and OHS will continue to provide services to each other, consistent with past practices on a "most favored vendor/customer" status subsequent to the completion of the redemption which was effective November 20, 1998.



Provide Advice and Assistance. We intend to develop and implement advertising and marketing programs for the Integrated Medical Centers primarily at the regional and national levels, utilizing television, radio, and print advertising as well as internal marketing promotions. The name of each Integrated Medical Center includes the words "Complete Wellness Medical Center (SM)." Each Integrated Medical Center displays signage bearing such words, or the words "Complete Wellness Center (SM)." Our goal is to achieve "brand name" awareness of the Integrated Medical Centers. There is no assurance, however, that we will be able to realize this goal. An individual Integrated Medical Center may also advertise its services locally, and we provide advice in that regard upon request. We also furnish the Integrated Medical Centers management services, financing services as requested and other advice and support. By doing so, we attempt to relieve providers, to a limited extent, from certain burdens of administering and managing a medical practice.



Achieve Operating Efficiencies and Economies of Scale. We attempt to organize our Integrated Medical Centers into regional groups or clusters to utilize employees and serve patients more effectively, to leverage management and other resources, to increase purchasing power with suppliers, and to facilitate the development of networks of affiliated physicians, chiropractors, and other health care practitioners.



We plan to continue to develop Integrated Medical Centers primarily by affiliating with chiropractors and their existing chiropractic practices. We attempt to enter into agreements with chiropractors who are located in convenient locations, and who have demonstrated the entrepreneurial skills to build a practice. We believe that such chiropractors will consider affiliation with us to be attractive because they may have greater access to managed care contracts in the future through us and our network of Integrated Medical Centers, will be relieved of certain administrative burdens, and may have the opportunity to increase their practice income. An Integrated Medical Center is usually established at the same location as the existing chiropractic practice, although it could be established at a new or separate location. In August, 1998 we awarded three Complete Wellness Medical Centers an Award of Excellence. This program was instituted to recognize exceptional performance.



Our subsidiary, Complete Wellness Smoking Cessation, Inc. ("Smokenders") was incorporated under the laws of the State of Delaware in July 1997. We hold an 88.23% interest in Smokenders, with 11.77% ownership held by the management of Smokenders. Smokenders was formerly owned by Oxford Health Plans and was purchased from that company on July 31, 1997. Smokenders markets a patented "Learn to Quit" kit to end users through a national network of trained facilitators. Smokenders customers include government agencies, corporations, CWMC, OHS and individuals. Smokenders is an adult education program which has as its goal, the cessation of smoking for its clients as well as the opportunity for its clients to be comfortable as a non-smoker. The company Smokenders was created in 1969. Since it was founded, more than a million people have successfully quit smoking using the Smokenders' patented techniques. The company name is trademarked in more than 20 countries around the world. The Smokenders system is currently marketed to hospitals, health clinics, weight-loss centers, private corporations, the military services, and other federal and state governmental organizations. The marketing effort has been recently redesigned away from the traditional multi-seminar format to a self-taught audio tape format as well as access through the Smokenders web site. We believe that the recent state and possible federal government tobacco settlements afford Smokenders a real opportunity to place its programs into almost every facet of the private as well as the public sector through contracts with such state and federal governments.



Our subsidiary, Complete Wellness Weight Management, Inc. ("CWWM") was incorporated under the laws of the State of Delaware in December 1997. We own 100% of CWWM. CWWM agreed to purchase the assets of 56 centers, from Nutri/System, LP subject to certain objectives to be accomplished by January 31, 1998 which date constituted the final closing of the purchased assets, that operate in 8 states. The Company subsequently closed 18 of such centers that were unprofitable or too geographically dispersed for effective management and control. On November 13, 1998 we announced a decision to divest the remaining weight management centers and to focus our attention on our core business, the Integrated Medical Centers. The Nutri/System weight loss programs will continue to be made available to the Integrated Medical Centers. CWWM marketed, in a retail setting, food, medically supervised weight loss programs and nutritional supplements. Included in the asset purchase is the perpetual license to use the Nutri/System name and logo. The Nutri/System program has both a traditional (non-medical) and medical weight loss program.



Optimum Health Services, Inc. ("OHS") was incorporated under the laws of the State of Delaware in May 1997. The Company held an 86.67% interest in OHS, with 13.33% ownership held by the management of OHS. OHS is a health care Management Services Organization ("MSO") currently providing services to Health Maintenance Organizations ("HMO's"). In addition to developing provider networks, OHS delivers support services which include accepting delegated claims, credentialing, utilization management, quality assurance, marketing, and provider relations functions.



On May 13, 1998, our Board of Directors adopted a plan to spin-off our interest in OHS. The plan was amended on November 3, 1998 to spin-off our interest in OHS to OHS management. Under the plan, we converted our investment in OHS totaling approximately $1,000,000 at October 31, 1998 into 266,736 OHS ten-year warrants at an exercise price of $0.01 per share. If the warrants were to be exercised at this time, they would represent 90.2% of the current and outstanding shares of OHS (71% on a fully diluted basis). The warrants cannot be exercised prior to one year nor in an amount at any time such that the our ownership of OHS's common stock would represent greater than 49% of the total OHS common stock outstanding. In addition, OHS formally withdrew its registration statement initially filed with the Commission on July 16, 1998.



We are in the process of completing our analysis of the Year 2000 ("Y2K") issue and so far believe we are in very good position to proceed into the next millenium. We have not received Y2K certification back from the telephone companies, insurance companies, and the principal bank that we deal with. We have examined our internal operations and those of our clinics to determine whether any applications are running on old equipment or with DOS or Windows v3.1 operating systems which may be subject to clock problems associated with the Y2K. This could cause the computer and the software running on the computer that depend on the system clock to stop functioning. Some of our clinics must update the computer platforms on which the clinic management information software operates. These clinics have been identified and notices are being or have been prepared to complete the upgrade. The clinic software has been updated and is through the beta test and ready for rollout. Negotiations are virtually complete with the clinic software vendor for such rollout.



Our accounting and data base software has been reviewed and determined to be Y2K compliant. We recently acquired a new telephone system which is also compliant with Y2K requirements. This is key to assure that telephone and voice mail logs are accurately created based on time and date. We have had no indication from any vendor, supplier or dependent institution that we should expect any significant problem.



We expect to complete our Y2K analysis before the end of the first quarter of 1999 and expect to receive certification from vendors that the software and hardware used by us is Y2K compliant. At that time, our Board of Directors will be briefed and will be given certification that we are Y2K compliant.



As of December 31, 1998, we had, net of the weight loss center employees, 26 employees and the 87 operating Integrated Medical Centers had approximately 372 licensed professional employees. The 26 employees consisted of 23 in finance and administration and 3 in sales and marketing in our weight management subsidiary.


RISK FACTORS


An investment in the Securities offered hereby involves a high degree of risk and should be made only by investors who can afford the loss of their entire investment. You should carefully review and consider the following risks as well as the other information set forth in this Prospectus before deciding to invest in shares of our Common Stock. This Prospectus also contains certain forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by




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

the use of words such as "expects", "believes", anticipates", "hopes", "intends" and "plans" and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Prospectus.



Limited Operating History; History of Losses; No Assurance of Profitability. We commenced operations in January 1995 and began managing our first Integrated Medical Center in September 1995. We have a limited operating history upon which you can judge our performance. We have experienced net losses, negative cash flow, a deficit in working capital, and an accumulated deficit each month since our inception. At December 31, 1997 we had an accumulated deficit of $5,364,415 and a working capital deficit of $291,723. There can be no assurance that we will be profitable near term. At present, we are planning a Common Stock private placement sale for a cash infusion of $1 million as a bridge to a $20 million Preferred Stock Offering in the first quarter of 1999. There can be no assurance that such capital can be raised in the time period in which it will be needed.



Risks Related to Expansion Strategy. We have expanded from managing one Integrated Medical Center at December 31, 1995 to 87 Integrated Medical Centers at December 30, 1998. Our growth will depend upon a number of factors, including: (i) our ability to develop Integrated Medical Centers where we had agreements with chiropractors as of December 30, 1998; (ii) our ability to identify and affiliate with a sufficient number of suitable, well-located chiropractors and their existing chiropractic practices; (iii) whether new Integrated Medical Centers will be opened in accordance with our plans, including the anticipated average costs to us (our average cost to open a new Integrated Medical Center has been approximately $10,000; in recent months, we have added new training modules and administrative support services, which we expect will increase the cost of medical integration to approximately $15,000);
(iv) our ability to adequately train Affiliated Chiropractors and their office staff on the operation and administration of Integrated Medical Centers and our management information system; (v) our ability to attract and retain medical doctors and other traditional health care providers for employment at the Integrated Medical Centers; (vi) our ability to support and manage Integrated Medical Centers effectively; (vii) whether anticipated performance levels at Integrated Medical Centers will be achieved; and (viii) regulatory constraints. There can be no assurance that our expansion strategy will be successful or that modifications to our expansion strategy will not be required. Any significant delay in the opening of new Integrated Medical Centers or the failure of Integrated Medical Centers to achieve anticipated performance levels could adversely affect our future financial condition and operating results. In pursuing our expansion strategy, we intend to expand into new geographic markets. In entering a new geographic market, we will be required to comply with laws and regulations of jurisdictions that differ from those applicable to our current operations, deal with different payors as well as face competitors with greater knowledge of such markets than ours. There can be no assurance that we will be able to effectively establish a presence in any new market. Our strategy also involves growth through acquisitions of complementary businesses in order to enhance the services offered by our Integrated Medical Centers. We will be subject to various risks associated with an acquisition growth strategy, including the risk that we will be unable to identify and recruit suitable acquisition candidates in the future or to absorb and manage the acquisitions.



Possibility of Regulatory Challenge to the Affiliation Relationships. Physician practice management companies ("PPMs") typically bill, collect, disburse funds to pay expenses (including their own fees) or otherwise manage traditional physician or dental practices. We likewise undertake to perform these services, albeit for Integrated Medical Centers. However, while PPMs may subcontract certain of their functions to third parties unaffiliated with the practices they manage, we subcontract the day-to-day management of the Integrated Medical Centers to management companies controlled by the Affiliated Chiropractors. The Affiliated Chiropractors both refer patients to the Integrated Medical Centers from their existing chiropractic practices and are employed by the Integrated Medical Centers. We are unaware of scrutiny by state or federal health care law enforcement officials of the structure of typical PPM-provider-subcontractor relationships to date. We believe that our practice model is similar to many of the tradition PPM's and that our Affiliated Chiropractor relationships do not violate applicable federal or state health care regulatory requirements. An investigation was commenced against us in November 1997 by certain federal authorities, but no claims or actions have been asserted as of the date of this filing. There can be no assurance, however, that health care law enforcement officials will not take a contrary view and bring a claim against us under federal law. Prosecutions by such enforcement officials could have a material adverse effect on us, even if our Affiliated Chiropractor relationships were subsequently determined lawful.



Reliance on Affiliated Chiropractors. Our revenue and cash flow are dependent on the generation and collection of revenue by the Integrated Medical Centers and the efficient management of both the Integrated Medical Centers and



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

the Affiliated Chiropractors' Management Company (or "Admincorps") by the Affiliated Chiropractors. The Admincorps both (i) employ the administrative staff who perform the day-to-day administrative functions of the Integrated Medical Centers, including functions related to the collection of revenue and
(ii) are responsible for many expenses required for the operation of the Integrated Medical Centers, including, for example, office and many medical supplies. The ability of the Admincorp to meet its financial obligations, including its financial obligations to us, likewise depends on the collection of revenue by the Integrated Medical Center and efficient management of both the Integrated Medical Center and the Admincorp. During start-up, the Admincorp must rely upon the capital invested in it by, or other financial assistance from, the Affiliated Chiropractor or his existing chiropractic practice in order to timely meet its financial obligations. In some cases, due to delays in the submission of bills and collection of revenue by the Integrated Medical Center, the start-up phase has been extended and, in such cases as well as in some cases where the start-up phase has not been extended, the Admincorp has had to rely upon financial assistance from the Affiliated Chiropractor or the Affiliated Chiropractor's existing chiropractic practice longer than anticipated. We have previously obtained financial information or performed credit checks on Affiliated Chiropractors or, where organized as separate legal entities, their existing chiropractic practices on a selective basis. We, at our discretion, may do so prior to entering into other agreements with chiropractors to develop new Integrated Medical Centers. In addition, the revenues flowing to the Affiliated Chiropractor's existing chiropractic practice, or to the Affiliated Chiropractor through his existing practice, diminish over time, in some cases, substantially and rapidly. Thus, the Affiliated Chiropractor's ability to provide additional financial assistance to the Admincorp, and/or to cover his obligations with respect to the office space and equipment leased or subleased by him or his existing chiropractic practice to us for use by the Integrated Medical Center, may diminish. Accordingly, there can be no assurance that any such affiliation with a chiropractor will result in a successful relationship.



Our agreements with Affiliated Chiropractors and entities controlled by them relating to the operation and management of the Integrated Medical Centers are generally for initial terms of five years, and can be as long as ten years. They may be renewed in five-year increments, up to four times, by mutual consent. An Affiliated Chiropractor may terminate such an agreement if we materially breach it and, if the breach is correctable, we fail to cure the breach within ten days after written notification. The start-up phase can be as long as six months following integration, which is the date on which a medical doctor first sees a patient for the Integrated Medical Center ("Integration Date"). The loss of a substantial number of such agreements, or the loss of a substantial number of Affiliated Chiropractors, would have a material adverse effect on us.



Dependence On Third Party Reimbursement. Substantially all revenue of the Integrated Medical Centers, on which our income is dependent, derives from commercial health insurance, state workers' compensation programs, and other third party payors. Following our specific approval, the Integrated Medical Centers may also treat patients covered under federal and state funded health care programs. All of these providers and programs are regulated at the state or federal level. There are increasing and significant public and private sector pressures to contain health care costs and to restrict reimbursement rates for health care services. Several states have taken measures to reduce the reimbursement rates paid to health care providers in their states. We believe that additional states will implement reductions from time to time. Reductions in Medicare and Medicaid rates often lead to reductions in the reimbursement rates of other third party payors as well. Thus, changes in the level of support by federal and state governments of health care services, the methods by which health care services may be delivered, and the prices of such services may all have a material adverse impact on revenue of the Integrated Medical Centers, which in turn could have a material adverse effect on us.



Third party payors are generally not familiar with reimbursing for traditional and alternative health care services, such as chiropractic, in the same medical practice. The third party payors may disagree with the description of or coding of a bill for medical services, or may contest a description or code under a lower fee schedule. Such disagreements on description of professional services or bill coding, particularly where the third party payor is a federal or state funded health care program, could result in lesser reimbursement, which could have a material adverse effect on the Integrated Medical Centers and ultimately on us. Persistent disagreements or alleged "upcoding" could result in allegations of fraud or false billing, both of which constitute felonies under federal law. Such an allegation, if proven, could result in forfeitures of payment, civil monetary penalties, civil fines, suspensions, or exclusion from participating in federal or state funded health care programs, and have a material adverse effect on us. Investigation and prosecutions for fraudulent or false billing could have a material adverse effect on us, even if such allegations were disproven. No such allegations have been made to date although we have been under investigation since November 1997 by the U.S. Attorney for the Eastern District of Virginia. An





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

employee of one of our subsidiaries has received a target letter and the investigation appears to be focused on two clinics in Virginia.



Our income may be adversely affected by the uncollectibility of the Integrated Medical Centers' medical fees from third party payors or by delay in the submission of claims, a problem experienced by certain Integrated Medical Centers, and the long collection cycles for such receivables. Many third party payors, particularly insurance carriers covering automobile no-fault and workers' compensation claims refuse, as a matter of business practice, to pay claims unless submitted to arbitration. Further, third-party payors may reject medical claims if, in their judgment, the procedures performed were not medically necessary or if the charges exceed such payor's allowable fee standards. In addition, some receivables may not be collected because of omissions or errors in timely completion of the required claim forms. The inability of the Integrated Medical Centers to collect their receivables could materially adversely affect us.



Risks Associated with Managed Care Contracts. An increasing percentage of patients are coming under the control of managed care entities. We believe that our success will, in part, depend upon our ability to negotiate, on behalf of the Integrated Medical Centers, favorable managed care contracts with health maintenance organizations ("HMOs") and other private third party payors. Such contracts often shift much of the financial risk of providing care from the payor to the provider by requiring the provider to furnish all or a portion of its services in exchange for a fixed, or "capitated," fee per member patient, per month, regardless of the level of such patients' utilization rates and, sometimes in the case of primary care physicians, to accept financial risk for health care services not normally furnished by such physicians (e.g., specialty physician or hospital services). Some managed care agreements also offer "shared risk" provisions under which providers and provider practice management concerns can earn additional compensation based on the utilization of services by members, but may be required to bear a portion of any loss in connection with such "shared-risk" provisions. Any such losses could have a material adverse effect on us. In order for capitated contracts, especially any with "shared-risk" provisions to be profitable for us, we must effectively monitor the utilization of its services delivered to members of the managed care organization who are patients of the Integrated Medical Centers and, to the extent the Integrated Medical Centers are responsible for overall patient care, monitor the utilization of specialist physicians or hospitals, negotiate favorable rates with such other providers, and obtain, on favorable terms, stop-loss protection limiting its per enrollee exposure above specified thresholds. We do not currently have a utilization management program, but have commenced preliminary discussions with a software vendor regarding the potential use of its program for that purpose. Further, certain of our operating strategies (e.g., having all treatments supervised by a physician) are intended to attract managed care contracts for the Integrated Medical Centers. Third party payors are not, however, generally familiar with traditional and alternative health services being provided within the same medical practice and may have concerns about contracting with such practices. For this and other reasons, there can be no assurance that we will be able to negotiate satisfactory managed care contracts for the Integrated Medical Centers. Nor can there be any assurance that any managed care contracts we enter into on behalf of the Integrated Medical Centers will not adversely affect the Integrated Medical Centers or us.



Health Care Reform. Although Congress failed to pass comprehensive health care reform legislation in 1996, the we anticipate that Congress and state legislatures will continue to review and assess alternative health care delivery and payment systems and may in the future propose and adopt legislation effecting fundamental changes in the health care delivery system. Also, in 1997, Congress enacted legislation that has major reductions in the rate of increase of Medicare and Medicaid spending over the next five years as part of efforts to balance the federal budget. We cannot predict the scope or effect of any existing legislation concerning health care reform, including legislation affecting the Medicare and Medicaid programs. Any proposed federal legislation, if adopted, could result in significant changes in the availability, delivery, pricing and payment for health care services and products. Various states also have undertaken or are considering significant health care reform initiatives. There can be no assurance that any recently enacted or proposed health care reform legislation, if and when adopted, will not have a material adverse effect on us.



Dependence Upon Key Personnel. We are dependent upon the active participation of our executive officers, particularly our founder, Chairman and Chief Executive Officer, C. Thomas McMillen. The loss of the services of Mr. McMillen could have a material adverse effect on us. We have an employment contract with Mr. McMillen extending through August 31, 2001. We do not currently hold a "key-man" life insurance policy on the life of Mr. McMillen.




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Professional Liability. The Integrated Medical Centers employ health care practitioners at the Integrated Medical Centers for the delivery of health care services to the public. They are thus exposed to the risk of professional liability claims. We do not ourselves provide such services or control the provision of health care services by the Integrated Medical Centers' practitioners or their compliance with regulatory and other requirements in that regard. We might nevertheless be held liable for medical negligence on their part.



We have an insurance policy that, subject to certain conditions, provides both us and our subsidiaries medical malpractice insurance and managed care errors and omissions insurance retroactive to the Integration Dates of the Company's current Integrated Medical Centers and one former Integrated Medical Center. The policy provides coverage for $1,000,000 per claim per Integrated Medical Center, subject to an aggregate limit of $3,000,000 per Integrated Medical Center per year. The policy will also cover us with respect to Integrated Medical Centers as they are opened. There is no deductible under the policy.



The foregoing policy is a "claims made" policy. Thus, it provides coverage for covered claims made during the policy's term but not for losses occurring during the policy's term for which a claim is made subsequent to the expiration of the term. As to future Integrated Medical Centers, the Integrated Medical Center must submit an application and pay the premium with respect thereto within two weeks and 30 days of the desired effective date of coverage, respectively. The policy is also subject to biannual audits of patient visits.



There can be no assurance, however, that we, our employees, or the licensed health care practitioners employed by or associated with the Integrated Medical Centers will not be subject to claims in amounts that exceed the coverage limits under the policy or that such coverage will be available when needed. Further, there can be no assurance that professional liability insurance will continue to be available to us or the Integrated Medical Centers in the future at adequate levels or at an acceptable cost to either. A successful claim against us in excess of our insurance coverage could have a material adverse effect upon our business. Claims against us, regardless of their merits or eventual outcome, also may have an adverse effect upon us.



Government Regulation; Pending Federal Investigation. Federal and state laws extensively regulate the relationships among providers of health care services, physicians and other clinicians. These laws include federal fraud and abuse provisions. Such provisions prohibit the solicitation, receipt, payment, or offering of any direct or indirect remuneration for the referral of patients for which reimbursement is made under any federal or state funded health care program or for the recommending, leasing, arranging, ordering or providing of services covered by such programs. States have similar laws that apply to patients covered by private and government programs. Federal fraud and abuse laws also impose restrictions on physicians' referrals for designated health services covered under Medicare or Medicaid to entities with which they have financial relationships. Many states have adopted similar laws that cover patients in private programs as well as government programs. There can be no assurance that the federal and state governments will not consider additional prohibitions on physician ownership, directly or indirectly, of facilities to which they refer patients, which could adversely affect the Company. Violations of these laws may result in substantial civil or criminal penalties for individuals or entities, including large civil money penalties and exclusion from participation in federal or state health care programs. Such exclusion, if applied to our Integrated Medical Centers, could result in significant loss of reimbursement and could have a material adverse effect on us.



In November 1997, various of our facilities and operations were searched by federal authorities pursuant to search warrants, and the government removed various computer records and written documents. Various of our employees and certain of our subsidiaries were served with subpoenas requesting records and documents related to billing and claims coding, clinical relationships and corporate records. We believe that we could be a target in this investigation. One employee has received a target letter stating that the employee was a subject of the investigation. The investigation appears to be focused on two clinics in Virginia. While it is too early to predict the outcome of any of the ongoing investigations or the initiation of any additional investigations, were we to be found in violation of federal or state laws relating to Medicare, Medicaid, CHAMPUS or similar programs, we could be subject to substantial monetary fines, civil and criminal penalties and exclusion from participation in the Medicare, Medicaid or CHAMPUS programs and similar other reimbursement programs (although these programs have been a small portion of the Company's revenue). However, any such sanctions could have a material adverse effect on our future financial position and results of operations.




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Federal law also prohibits conduct that may be or result in price-fixing or other anti-competitive conduct. Moreover, we may in the future contract with licensed insurance companies and/or HMO's. Certain of such contracts may require the Integrated Medical Centers on behalf of which we contract to assume risk in connection with providing health care services under capitation arrangements. To the extent that the Integrated Medical Centers or we may be deemed to be in the business of insurance as a result of entering into such arrangements, they may be subject to a variety of regulatory and licensing requirements applicable to insurance companies or HMOs. There can be no assurance that we or the Integrated Medical Centers will not be adversely affected by such regulatory determinations.



Moreover, the laws of the federal government and of many states prohibit physicians from sharing professional fees, or "splitting fees," with anyone other than a member of the same profession or with a member of the same profession outside group practice. These laws and their interpretations vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. Expansion of our operations to certain jurisdictions may require structural and organizational modifications of our form of relationship with the Integrated Medical Centers, which could have an adverse effect on us. Although we believe our operations, as currently conducted are in material compliance with existing applicable laws, there can be no assurance that review of our business by courts or regulatory authorities will not result in a determination that could adversely affect our operations or that the health care regulatory environment will not change so as to restrict our existing operations or its expansion.



Federal law and the laws of many states regulate the sale of franchises. Franchise laws require, among other things, that a disclosure document be prepared and given to prospective franchisees. We believe that Integrated Medical Centers formed as business corporations wholly owned by us are not subject to such laws. Integrated Medical Centers formed as physician-owned professional corporations may be subject to them. Although many PPM's have management contracts with entities similar to the Integrated Medical Centers, if such laws are deemed to apply, we would be required to prepare and deliver a disclosure document to the physician that owns the professional corporation, who might be our employee. Federal law and the laws of certain states also regulate the sale of so-called business opportunities. Franchise laws and business opportunity laws and their interpretation vary from state to state and are enforced by the courts and regulatory authorities with broad discretion. Failure to comply with these laws could give rise to a private right of action for damages or rescission, civil fines and penalties, and, in some cases, criminal sanctions. We believe that our form of relationship with Integrated Medical Centers and Admincorps is not the type intended to be covered by such laws. There can be no assurance that review of our business by regulatory authorities would not result in a determination that could adversely affect our operations or require structural and organizational modifications of our form of relationship with Integrated Medical Centers that could have an adverse effect on us.



State Laws Prohibiting the Corporate Practice of Medicine. In states where we believe general business corporations are permitted to own medical practices, the Integrated Medical Centers are formed as general business corporations wholly-owned by us. In other states, the Integrated Medical Centers are formed as professional corporations owned by one or more medical doctors licensed to practice medicine under applicable state law. Corporations, such as us, are not permitted under certain state laws to practice medicine or exercise control over the medical judgments or decisions of practitioners. Corporate practice of medicine laws and their interpretations vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. We believe that we perform only non-medical administrative services, do not represent to the public or its clients that we offer medical services and do not exercise influence or control over the practice of medicine by the practitioners with whom we contract. Expansion of our operations to certain jurisdictions may require structural and organizational modifications of our form of relationship with practitioners in order to comply with corporate practice of medicine laws, which could have an adverse effect on us. Although we believe our operations as currently conducted are in material compliance with existing applicable laws, there can be no assurance that our structure will not be challenged as constituting the unlicensed practice of medicine or that the enforceability of the agreements underlying this structure will not be limited. If such a challenge were made successfully in any state, we could be subject to civil and criminal penalties under such state's law and could be required to restructure our contractual arrangements in that state. Such results, or the inability to successfully restructure its contractual arrangements, could have a material adverse effect on us.




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State Regulation of Insurance Business and HMOs. Laws in all states regulate the business of insurance and the operation of health maintenance organizations, or HMOs. Many states also regulate the establishment and operation of networks of health care providers. Many state insurance commissioners have interpreted their states' insurance statutes to prohibit entities from entering into risk-based managed care contracts unless there is an entity licensed to engage in the business of insurance, such as an HMO, in the chain of contracts. An entity not licensed to engage in the business of insurance that contracts directly with a self-insured employer in such a state may be deemed to be engaged in the unlicensed business of insurance. While these laws do not generally apply to the hiring and contracting of physicians by other health care providers, there can be no assurance that regulatory authorities of the states in which we operate would not apply these laws to require licensure of our operations as an insurer, as an HMO, or as a provider network. We believe that we are in compliance with these laws in the states in which we do business, but there can be no assurance that future interpretations of insurance and health care network laws by regulatory authorities in these states or in the states into which we may expand will not require licensure or a restructuring of some or all of our operations.



Geographic Concentration. Approximately 50% of our centers are located in the states of Florida and North Carolina. Any negative market or regulatory developments in these states could have an adverse effect on us.



Competition. The managed health care industry, including the provider practice management industry, is highly competitive. We compete with other companies for physicians and other practitioners of health care services as well as for patients. We compete not only with national and regional provider practice management companies, but also with local providers, many of which are trying to combine their own services with those of other providers into delivery networks. Certain of the companies are significantly larger, provide a wider variety of services, have greater financial and other resources, have greater experience furnishing provider practice management services, and have longer established relationships with buyers of these services than we do, and provide at least some of the services provided by us. In addition, companies with greater resources than ours that are not presently providing integrated provider practice management services could decide to enter the business and engage in activities similar to those in which we are engaged. There can be no assurance that we will be able to compete effectively.



Loans to Integrated Medical Centers. Under the terms of several of its early management agreements, we were required to make loans to certain of the Integrated Medical Centers in amounts up to $40,000 each. We ceased this practice in 1997 and have removed this provision from our management agreements. However, the loans currently outstanding to the early Integrated Medical Centers are being collected. The failure of a substantial number of the early Integrated Medical Centers to repay such loans, to the extent taken, could have a minor adverse effect on our financial condition.



Control by Existing Stockholders. Our executive officers and directors control or own approximately 42% of the outstanding shares of Common Stock. As a result, such persons may be able to determine the election of all of our directors and the outcome of all issues submitted to our stockholders. Furthermore, such concentration of ownership could limit the price that certain investors might be willing to pay in the future for shares of Common Stock, and could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire or control us. Wexford Spectrum Investors LLC and Imprimis Investors LLC (together "Wexford") has given notice to us that it intends to exercise its right under the Investment Agreement between Wexford and us to place on our Board sufficient number of Board Members to exercise control of the Board. This action took place on January 4, 1999 by our inability to redeem the Senior Convertible Preferred Stock on or before January 3, 1999. In addition, Wexford has the right to convert the Senior Convertible Preferred Stock into approximately 3,000,000 shares of Common Stock on or any time after January 3, 1999 which then would represent over 54% of the outstanding Common Stock.



Limitation of Directors' Liability. Our Certificate of Incorporation and By-laws provide that a director of the Company will not be personally liable to us or our stockholders for monetary damages for breach of the fiduciary duty of care as a director, subject to certain limitations imposed by the Delaware General Corporation Law. Thus, under certain circumstances, neither we nor our stockholders will be able to recover damages in the event that a director(s) takes actions which harm us.



Absence of Dividends. We have not paid any cash dividends on our Common Stock since our inception and do not plan to pay cash dividends on the Common Stock in the foreseeable future. We anticipate that future earnings, if any, will be retained to finance future operations and expansion.




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Possible Volatility of Common Stock Market Prices. From time to time there may be significant volatility in the market price of the Common Stock. Our quarterly operating results, changes in general conditions in the economy or the health care industry, or other developments affecting us, could cause the market price of our Common Stock to fluctuate substantially. The equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market prices for many companies' securities and have often been unrelated to the operating performance of these companies. Concern about the potential effects of health care reform measures has contributed to the volatility of stock prices of companies in health care and related industries and may similarly affect the price of the Common Stock.



Anti-Takeover Provisions; Common and Preferred Stock Authorized. Our Board of Directors has the authority to issue up to 50,000,000 shares of Common Stock and up to 2,000,000 shares of Preferred Stock in one or more series and to determine the number of shares in each series, as well as the designations, preferences, rights and qualifications or restrictions of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. We are currently seeking to raise capital which may include the sale of up to 1,667,000 shares of Preferred Stock. In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.



No Assurance of Continued Nasdaq SCM Listing; Risk of Low-Priced Securities; Risk of Application of Penny Stock Rules. We are listed on the Nasdaq SCM. The Board of Governors of the National Association of Securities Dealers, Inc. has established certain standards for the continued listing of a security on Nasdaq SCM. The continued listing standards require, among other things, that an issuer have net tangible assets (total assets, excluding goodwill, minus total liabilities) of at least $2,000,000 or a market capitalization of at least $35,000,000; that the minimum bid price for the listed securities be $1.00 per share; that the minimum market value of the "public float" be at least $4,000,000 and that there be at least two market makers for the issuer's securities. A deficiency in either the market value of the public float or the bid price maintenance standard will be deemed to exist if the issuer fails the individual stated requirement for ten consecutive trading days. Continued listing on the Nasdaq SCM also requires us to adhere to certain corporate governance rules. There can be no assurance that we will continue to satisfy the requirements for maintaining a Nasdaq SCM listing. On November 20, 1998, we received notice from Nasdaq that we did not meet the net asset requirement of Nasdaq SCM listing. We responded to Nasdaq with our plan for continued listing specifying the planned $1 million Common Stock sale and followed by the planned $20 million Private Placement of Series C Convertible Preferred Stock in the first quarter of 1999. There can be no assurance that either of these two actions will or can take place given the uncertainty of the capital markets and the new Board of Director composition. If our securities were to be excluded from Nasdaq SCM, it would adversely affect the prices of such securities and the ability of holders to sell them, and we would be required to comply with the initial listing requirements to be relisted on Nasdaq SCM.



If we are unable to satisfy Nasdaq SCM's maintenance requirements and the price per share were to drop below $5.00, then unless we satisfied certain net asset tests, our securities would become subject to certain penny stock rules promulgated by the Commission. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If our Common Stock becomes subject to the penny stock rules, you may find it more difficult to sell your shares.

Dilution. We have outstanding 100,000 shares of Senior Convertible Preferred Stock that may be converted into 2,875,142 shares of Common Stock after January 3, 1999 at the holders' option at a price of no more than $1.75 per share of Common Stock. If exercised and not redeemed prior to conversion, such a conversion of the Preferred Stock into Common Stock will cause immediate and substantial dilution to the shareholders of Common Stock outstanding and will after conversion represent at least 54% of our voting stock. The holders of the Senior Convertible Preferred Stock gave notice and have, as of January 4, 1999 gained control of the Board of Directors. As a result of the Senior Convertible Preferred Stockholder's control of our Board of Directors and the potential for dilution of our Common Stockholders, there are substantial risks that our future actions may be restricted, have adverse effects to our Common Stock share price, or other activities currently anticipated may not be completed in a timely or effective manner.



Risks Associated with Forward-Looking Statements Included in this Prospectus. This Prospectus contains certain forward-looking statements regarding the plans and objectives of management for future operations, including plans and objectives relating to the development of Integrated Medical Centers. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties. Our plans and objectives are based on a successful execution of our expansion strategy and assumptions that the Integrated Medical Centers will be profitable, that the health care industry will not change materially or adversely, and that there will be no unanticipated material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, particularly in view of our early stage operations, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.


USE OF PROCEEDS


     All of the proceeds from the sale of the Resale Shares as listed under the "Stock" heading of the Selling Stockholders section of this prospectus will go to the Selling Stockholders and we will not receive any monies from such sales. CWC will receive the proceeds from the exercise of the Warrants to purchase Common Stock as listed under the heading "Stock Underlying Warrants". The proceeds from the subsequent sale of the Common Stock received by the Selling Stockholders from the exercise of the Warrants will not be received by CWC.


SELLING STOCKHOLDERS

     The following table sets forth the number of shares of Common Stock owned by each of the Selling Stockholders. None of the Selling Stockholders has had any other material relationship with the Company within the past three years other than as a result of the ownership of the Resale Shares or other securities of the Company. Because the Selling Stockholders may offer all or some of the Resale Shares which they hold pursuant to the offering contemplated by this Prospectus and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Resale Shares, no estimate can be given as to the amount of Resale Shares that will be held by the Selling Stockholders after completion of this offering. The Resale Shares offered by this Prospectus may be offered from time to time by the Selling Stockholders named below:

Stock and Stock Underlying Warrants Requiring S-3 Registration



Stock Listing



                                       Number of        Number of
                                       Shares           Shares
                                       Owned            Being
  Name and Adress of                   Prior to                                 Ownership After
  Selling Stockholders                 Offering         Offered                 Offering

                                                                              Shares                %(1)

S. R. Vallejo FBO (2)                    1,500          1,500                  0                     0
  Anthony C. Vallejo
  875 Hanover Way
  Lakeland, FL  33813
S. R. Vallejo FBO (2)                    1,500          1,500                  0                     0
  Christina A. Vallejo
  875 Hanover Way
  Lakeland, FL  33813
Stephen H. Hamic (2)                     4,000          4,000                  0                     0
  1740 Comanche Trail
  Lakeland, FL  33803
Steven T. Moore (2)                      5,000          5,000                  0                     0
  Universal Building Specialties, Inc.
  P. O. Box 1722
  Lakeland, FL  33802-1722
Jason Elkin (2)                          21,000        21,000                  0                     0
  5784 Lake Forest Drive
  Suite 290
  Atlanta, GA  30328
Jason Elkin (2)                          20,000        20,000                  0                     0
  5784 Lake Forest Drive
  Suite 290
  Atlanta, GA  30328
Joseph Raymond (2)                       28,000        28,000                  0                     0
  500 Craig Road
  2nd Floor
  Manalapan, NJ  07726
Jill Brigante, Custodian for (2)         2,000          2,000                  0                     0
  Jacqueline P. Brigante, NJUGMA
  17 Daniel Drive
  Belle Mead, NJ  08502
Jill Brigante, Custodian for (2)         2,000          2,000                  0                     0
  Virginia A. Brigante, NJUGMA
  17 Daniel Drive
  Belle Mead, NJ  08502
Theresa & Karl Szabo (2)                 2,000          2,000                  0                     0
  699 Long Lake Drive
  Oviedo, FL  32765
Audrey Dickinson (2)                     3,000          3,000                  0                     0
  1680 Oakhurst Avenue
  Winter Park, FL  32789
Peter DiPasqua, Jr. (2)                  5,000          5,000                  0                     0
  2138 Lake Drive

  Winter Park, FL  32789
Robert C. and Chantel M. Natale (2)      5,000          5,000                  0                         0
  800 Westwind Court
  Maitland, FL

                                       -------         -------               -------                 -------
Total                                  100,000         100,000                 0                         0
                                       -------         -------               -------                 -------




 Stock Underlying Warrants
Structure Management, Inc. (3)          120,000         120,000                0                         0
  500 Craig Road
  Manalapan, NJ 07726
Chris Janish (3)                         25,000          25,000                0                         0
  40 Broad Street, Suite 2100
  New York, NY 10004
Chris Janish (3)                          5,000           5,000                0                         0
  40 Broad Street, Suite 2100
  New York, NY 10004

                                        -------         -------               -------                 -------
Total                                   150,000         150,000                0                         0
                                        -------         -------               -------                 -------

Grand Total                             250,000         250,000                0                         0
                                        =======         =======               =======                 =======



(1) Based upon 2,457,968 shares of Common Stock outstanding on December 31, 1998. Excludes shares of Common Stock that may be issued upon conversion of $5,000,000 of Senior Convertible Preferred Stock that may be converted into Common Stock at the rate equal to the lesser of $1.75 per share of Common Stock or 75% of the average closing "bid" price of the Company's publicly traded Common Stock for the five trading days immediately preceding the conversion date. If the $5,000,000 shares of Preferred Stock are converted at $1.75 per share of Common Stock, the number of shares of Common Stock owned would be 2,857,142 shares. This Registration Statement shall also cover any additional shares of Common Stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the Registrant's outstanding shares of Common Stock.



 (2) On October 24, 1998, Wexford Spectrum Investors, LLC and Imprimis Investors, LLC completed the private sale of the shares held to various purchasers and in various quantities totaling 100,000 shares.



(3) The Company, at various times and in varying quantities and prices has issued Common Stock Purchase Warrants to its consultants and advisors for services rendered to the Company totaling 150,000 shares as described in the Warrant Agreements attached as Exhibits to this Registration Statement.


RECENT DEVELOPMENTS


Robert Mrazek, a Director of the Company, resigned his position as CEO of the Company's smoking cessation subsidiary effective September 15, 1998. Also effective September 10, 1998, Mr. Frederick Simon resigned from the Company's Board. Mr. Simon is a Sr. Vice President of Wexford Management, Inc.



OHS was incorporated under the laws of the State of Delaware in May 1997. The Company held an 86.67% interest in OHS, with 13.33% ownership held by the management of OHS. OHS is a health care Management Services Organization (MSO) currently providing services to Health Maintenance Organizations (HMOs). In addition to developing provider networks, OHS delivers support services which include accepting delegated claims, credentialing, utilization management, quality assurance, marketing, and provider relations functions.



On May 13, 1998, the Company's Board of Directors adopted a plan to spin-off the Company's interest in OHS. The plan was amended on November 3, 1998 to spin-off the Company's interest in OHS to OHS management. The spin-off was effective on November 20, 1998. Under the plan, the Company converted its investment in OHS totaling approximately $1,000,000 at October 31, 1998 into 266,736 OHS ten-year warrants at an exercise price of $0.01 per share. If the warrants were to be exercised at this time, they would represent 90.2% of the current and outstanding shares of OHS (71% on a fully diluted basis). The warrants cannot be exercised prior to one year nor in an amount at any time such that the Company's ownership of OHS's common stock would represent greater than 49% of the total OHS common stock outstanding.



On July 20, 1998, the Company through a newly established subsidiary, OPPO, acquired the assets of Accident and Industrial Injury Associates, Inc., ("AIIA") for 20,000 warrants to purchase Common Stock of the Company at $3.31 per share and sold 55% of OPPO to OHS for $18,000 as evidenced by a promissory note. OHS will manage OPPO and for consideration for its management of OPPO, will earn 6.67% equity for each of three years. OHS will own 75% of OPPO at the conclusion of the three years. AIIA had over 2,000 providers in its network who are now part of OPPO. The two managed care contracts previously held by AIIA have been assigned to OPPO. The contracts have not been extensively used in the past few years and must be reactivated. In December, 1998, the Company determined that the Representations and Warranties granted by the sellers were not accurate at the time AIIA was acquired by the Company. We have established that the AIIA was not in good standing in the state of Florida and had not been in good standing for over two years. Our legal position is under review and our board of Directors approved rescission of the acquisition agreement and has tasked management to determine any legal remedies.



On October 19, 1998, the Company sold to Wexford Spectrum Investors LLC and Imprimis Investors LLC ("Investors") Notes in the aggregate amount of $475,000 principal of Senior Secured Floating Rate Bridge Notes due February 1, 1999. Of the $475,000 in aggregate principal amount of the notes, $350,000 represents term loans and $125,000 represents revolving loans which may be approved by the Investors for new chiropractor affiliations on a case by case basis.



On November 5, 1998, the Company entered into an agreement with Dr. Frank Liberti, a nationally known consultant, to support the Company's expansion strategy. This agreement provides to the Company several hundred-candidate chiropractic practices for integration into the CWC model of wellness and integrative medicine. Dr. Liberti has consulted with approximately 10,000 chiropractors and is a recognized authority in practice development. The Company believes that Dr. Liberti will assist CWC in securing and potentially tripling the number of clinics operating in the CWC model of integrative medicine. The agreement also calls for Dr. Liberti to provide training services to CWC's professional and administrative clinical staff as well as use of his training facility. Additionally, he is to provide certain equipment and products for sale at the Company's Integrated Medical Centers at a discounted price. The Company, through September 1, 1999 will advance to Dr. Liberti an amount equal to $100,000 for every 10 binding Integration Contracts up to 100 binding Integration Contracts executed by the Company as a direct result of Dr. Liberti's efforts up to a maximum of $1,000,000. Such advances will be in the form of a promissory note at 6.1% interest and secured by Dr. Liberti's assets and the assets of his companies. The Company shall be entitled to debit all forms of Dr. Liberti's compensation until such time as all advances have been paid in full. The Company will also manage Dr. Liberti's companies as part of the agreement. The Company expects that Dr. Liberti's involvement with the Company will be significant in the Company's expansion strategy.



Complete Wellness Weight Management, Inc. ("CWWM") was incorporated under the laws of the State of Delaware in December 1997. The Company owns 100% of CWWM. CWWM agreed to purchase the assets of 56 weight loss centers from Nutri/System, LP, subject to certain objectives to be accomplished by January 31, 1998 which date constituted the final closing of the purchased assets. The Company consolidated seven such centers in certain geographical areas and closed eleven other non-profitable center locations and through November 13, 1998 operated 38 such centers.



On November 13, 1998, the Company's Board of Directors authorized the Company to sell and/or otherwise divest CWWM, a wholly owned subsidiary, of the remaining 38 weight loss centers owned and operated by CWWM. This divestiture, along with previous divestitures, is expected to allow management to focus on the Company's core business, integrating traditional and complementary/alternative medical centers and to improve the Company's operating results. The Company anticipates that the weight loss programs offered by CWWM will continue to be offered by its Integrated Medical Centers after the divestiture. Management is in the process of developing a plan to implement the Board's action and is developing an accurate estimate of the financial impact attributable to the CWWM divestiture. However, management believes the ultimate impact will be material to the Company's consolidated financial position and results of operations. An initial estimate of the financial impact to the consolidated financial position is approximately $1.5 million. The final financial impact thereof is expected to be determinable by the end of the first quarter of 1999 provided CWWM is able to substantially complete the renegotiation of remaining lease and patient obligations. CWWM marketed, in a retail setting, food, medically supervised weight loss programs and nutritional supplements. Included in the asset purchase was the continual right to use the Nutri/System name and logo, subject to certain anti-competition provisions, quality standards and other customary covenants. The Nutri/System program had both a traditional (non-medical) and medical program.



PRO FORMA UNAUDITED CONDENSED FINANCIAL DATA



The following pro forma unaudited condensed financial data is based upon the historical financial statements of Complete Wellness Centers, Inc. as of September 30, 1998 and for the nine months then ended and for the year ended December 31, 1997, adjusted to give effect to (i) the disposition of OHS, a majority-owned subsidiary of the Company and (ii) the disposition of CWWM, a wholly-owned subsidiary of the Company. The disposition and related adjustments are described in the accompanying notes. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. The Pro Forma Financial Data does not purport to represent what the Company's results of operations would have actually been had such dispositions in fact occurred on January 1 of each period presented or to project the Company's results of operations for any future period. The Pro Forma Financial Data should be read in conjunction with the historical financial statements of Complete Wellness Centers, Inc. for such periods incorporated by reference hereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for such periods incorporated by reference hereto.



             PRO FORMA UNAUDITED CONDENSED STATEMENT OF OPERATIONS



                                                                                                     Pro Forma
                                                                                                      Complete
                                    Complete Wellness                                                 Wellness
                                      Centers, Inc.                                                 Centers, Inc.
                                   for the year ended                                            for the year ended
                                        December          Disposition of       Disposition of          December
                                        31, 1997                OHS                 CWWM               31, 1997
                                  ---------------------  -----------------   -------------------  ------------------
 Revenues                           $       9,006,874       $        -           $        -          $   9,006,874
 Direct Expenses                           10,417,981           (261,683)                 -             10,156,298
 Network development                                                 -                    -                    -
 General and administrative                 2,775,886            (55,671)                 -              2,720,215
 Depreciation and amortization                 89,245             (1,329)                 -                 87,916
                                  ---------------------  -----------------   -------------------  ------------------
 Operating loss                            (4,276,238)           318,683                  -             (3,957,555)
 Other income (expense)                        99,805             (1,001)                 -                 98,804
                                  ---------------------  -----------------   -------------------  ------------------
 Net loss                           $      (4,176,433)      $    317,682         $        -          $  (3,858,751)
                                  =====================  =================   ===================  ==================



                                                                                                     Pro Forma
                                                                                                      Complete
                                    Complete Wellness                                                 Wellness
                                      Centers, Inc.                                                 Centers, Inc.
                                   for the nine months                                           for the nine months
                                     ended September      Disposition of       Disposition of      ended September
                                        30, 1998                OHS                 CWWM               30, 1998
                                  ---------------------  -----------------   -------------------  ------------------
 Revenues                           $       20,847,009      $           -        $  (6,487,510)      $   14,359,499
 Direct Expenses                            18,713,857                  -           (6,451,574)          12,262,283
 Network development                           606,084          (606,084)                     -                   -
 General and administrative                  4,737,720                  -             (882,220)           3,855,500
 Depreciation and amortization                 148,338                  -              (32,485)             115,853
                                  ---------------------  -----------------   -------------------  ------------------
 Operating loss                            (3,358,990)            606,084               878,769         (1,874,137)
 Other income
(expense)                                       26,110                  -                     -              26,110
                                  ---------------------  -----------------   -------------------  ------------------
 Net loss                           $      (3,332,880)      $     606,084        $      878,769      $  (1,848,027)
                                  =====================  =================   ===================  ==================

                  PRO FORMA UNAUDITED CONDENSED BALANCE SHEET



                                                                                                     Pro Forma
                                         Complete                                                     Complete
                                         Wellness                                                     Wellness
                                       Centers, Inc.                                                 Centers, Inc.
                                      As of September     Disposition of      Disposition of        As of September
                                         30, 1998             OHS (1)             CWWM (2)            30, 1998
                                      ----------------- ------------------  -------------------   -------------------

ASSETS
Cash                                    $      860,330       $   (71,761)      $     (303,111)        $      485,458
Patient receivables, net                     5,338,240              (940)                    -             5,337,300
Inventory                                      634,689                  -            (578,269)                56,420
Prepaid expenses                               152,399            (1,066)            (147,236)                 4,097
Other assets                                   131,123                  -                    -               131,123
Deposits                                        80,795            (5,061)             (52,737)                22,997
                                      ----------------- ------------------  -------------------   -------------------

       Total current assets                  7,197,576            (3,828)          (1,081,353)             6,037,395
Investment in affiliate                              -             75,000                    -                75,000
Furniture and equipment,
   net                                         604,001           (30,077)            (139,579)               434,345
                                      ----------------- ------------------  -------------------   -------------------
             Total assets               $    7,801,577       $   (33,905)      $   (1,220,932)        $    6,546,740
                                      ================= ==================  ===================   ===================

LIABILITIES AND
STOCKHOLDERS' EQUITY

Total current liabilities               $    6,519,093       $   (32,836)      $   (1,220,932)        $    5,265,325
Total stockholders'
   equity                                    1,282,484            (1,069)                    -             1,281,415
                                      ----------------- ------------------  -------------------   -------------------

       Total liabilities and
         stockholders' equity           $    7,801,577       $   (33,905)      $   (1,220,932)        $    6,546,740
                                      ================= ==================  ===================   ===================



---------------------------------------------------------------------



(1) Under the Company's disposition plan, as amended on November 3, 1998, the Company has converted its investment in OHS totaling approximately $1 million at October 31, 1998 into 266,736 OHS ten year warrants at an exercise price of $0.01 per share. If the warrants were exercised at this time, they would represent 90.2% of the current issued and outstanding share of OHS (or 71% on a fully diluted basis). The warrants can not be exercised prior to one year nor in an amount at any time such that the Company's ownership of OHS's common stock would represent greater than 49% of the total OHS outstanding common stock. The pro forma adjustment to reflect the reduction of all income and expense items attributable to OHS. The Company has valued the OHS warrants received at $75,000 and has reflected such amounts as an investment in OHS and reflected the difference between that amount and the net book value of OHS's assets and liabilities as a reduction in the Company's net equity.






(2) The pro forma adjustment to reflect the reduction of all income and expense items attributable to CWWM.



        Under the Company's current disposition plan which has neither been finalized nor approved by the Company's Board of Directors, the Company will either (i) abandon the subsidiary, (ii) cause the subsidiary to file for protection under bankruptcy statutes, or (iii) attempt to find a buyer for the subsidiary's stock. The Company anticipates the ultimate resolution of the disposal plan to occur in the first quarter of 1999 and anticipates incurring a loss that would be material to its consolidated financial position and consolidated results of operations.

PLAN OF DISTRIBUTION


   Under the Company's current disposition plan which has neither been finalized nor approved by the Company's Board of Directors, the Company will not receive proceeds from the sale of Resale Shares in the offering. The Resale Shares offered hereby may be sold by the Selling Stockholders from time to time in transactions in the Nasdaq market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Resale Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Resale Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).


     In order to comply with the securities laws of certain states, if applicable, the Resale Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Resale Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the distribution of the Resale Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the Resale Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     The Company has advised the Selling Stockholders that, during such time as they may be engaged in a distribution of the shares of Common Stock included herein, they must comply with the applicable provisions under Regulation M under the Securities Exchange Act of 1934, as amended ("Regulation M") and, in connection therewith, the Selling Stockholders may not engage in any stabilization activity in connection with any securities of the Company, that they must furnish copies of this Prospectus to each broker-dealer through which the shares of Common Stock included herein may be offered, and that they may not bid for or purchase any securities of the Company or attempt to induce any person to purchase any securities of the Company except as permitted under Regulation M. The Selling Stockholders have also agreed to inform the Company and broker-dealers through whom sales may be made hereunder when the distribution of the shares is completed.

     Rules 102 and 103 under the Exchange Act prohibits participants in a distribution from bidding for or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 104 under the Regulation M governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.


     The Resale Shares were originally issued under the various agreements pursuant to exemptions from the registration requirements of the Securities Act provided by Section 4(2) thereof. The Company agreed to register the Resale Shares under the Securities Act. The Company has agreed to pay all fees and expenses incident to the filing of this Registration Statement other than underwriting discounts, commissions and fees and disbursements of counsel for the Selling Stockholders.

LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Company by Epstein Becker & Green, P.C., New York, New York.

EXPERTS


     The consolidated financial statements of Complete Wellness Centers, Inc. appearing in Complete Wellness Centers, Inc. Annual Report (as amended on Form 10-KSB/A) for the years ended December 31, 1997 and 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth an itemized statement of all estimated expenses in connection with the issuance and distribution of the securities being registered:


SEC Registration fee ..................................        $     236.95
  Legal expenses ......................................           15,000.00
  Accounting fees and expenses ........................           10,000.00
                                                                  ---------
        Total ..........................................       $  25,236.95
                                                                  =========



Item 15. Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Article VII of the Registrant's Bylaws provides for mandatory indemnification of its directors and permissible indemnification of its officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant has entered into Indemnification Agreements with its officers and directors which are intended to provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. Reference is also made to Section XII B of the Investor Rights Agreement contained in
Exhibit 4.3 incorporated by reference herein, which contains provisions indemnifying officers and directors of the Registrant against certain liabilities. Reference is also made to the Underwriting Agreements entered into in connection with the Company's initial public offering indemnifying officers and directors of the Company and other persons against certain liabilities, including those arising under the Act.
Item 16. Exhibits and Financial Statement Schedules


Number                                      Description
-------                                    -------------

4.1 (1)               Form of Common Stock Certificate

4.18 Purchase and Sale Agreements for the Common Stock sold in a private sale to 12 purchasers of the stock previously held by Wexford Spectrum Investors LLC and Imprimis
                      Investors LLC.

4.19 Purchase and Sale Agreements for the Common Stock sold in a private sale to 12 purchasers of the stock previously held by Wexford Spectrum Investors LLC and Imprimis
                      Investors LLC.

4.20 Purchase and Sale Agreements for the Common Stock sold in a private sale to 12 purchasers of the stock previously held by Wexford Spectrum Investors LLC and Imprimis
                      Investors LLC.

4.21 Purchase and Sale Agreements for the Common Stock sold in a private sale to 12 purchasers of the stock previously held by Wexford Spectrum Investors LLC and Imprimis
                      Investors LLC.

4.22 Purchase and Sale Agreements for the Common Stock sold in a private sale to 12 purchasers of the stock previously held by Wexford Spectrum Investors LLC and Imprimis
                      Investors LLC.

4.23 Purchase and Sale Agreements for the Common Stock sold in a private sale to 12 purchasers of the stock previously held by Wexford Spectrum Investors LLC and Imprimis
                      Investors LLC.

4.24 Purchase and Sale Agreements for the Common Stock sold in a private sale to 12 purchasers of the stock previously held by Wexford Spectrum Investors LLC and Imprimis
                      Investors LLC.

4.25 Purchase and Sale Agreements for the Common Stock sold in a private sale to 12 purchasers of the stock previously held by Wexford Spectrum Investors LLC and Imprimis
                      Investors LLC.

4.26 Purchase and Sale Agreements for the Common Stock sold in a private sale to 12 purchasers of the stock previously held by Wexford Spectrum Investors LLC and Imprimis
                      Investors LLC.

4.27 Purchase and Sale Agreements for the Common Stock sold in a private sale to 12 purchasers of the stock previously held by Wexford Spectrum Investors LLC and Imprimis
                      Investors LLC.

4.28 Purchase and Sale Agreements for the Common Stock sold in a private sale to 12 purchasers of the stock previously held by Wexford Spectrum Investors LLC and Imprimis
                      Investors LLC.

4.29 Purchase and Sale Agreements for the Common Stock sold in a private sale to 12 purchasers of the stock previously held by Wexford Spectrum Investors LLC and Imprimis
                      Investors LLC.

4.30 Purchase and Sale Agreements for the Common Stock sold in a private sale to 12 purchasers of the stock previously held by Wexford Spectrum Investors LLC and Imprimis
                      Investors LLC.

4.32 Common Stock Purchase Warrant dated December 2, 1997 to Chris Janish for 25,000 shares.

4.33                  Common Stock Purchase Warrant dated October 21, 1998 to
                      Chris Janish for 5,000 shares.

4.34 Common Stock Purchase Warrant dated October 21, 1998 to Structure Management, Inc. for 120,000 shares.

5.1                   Opinion of Epstein Becker & Green, P.C.

23.1                  Consent of Ernst & Young, LLP, Independent Accountants.

23.2                  Consent of Epstein Becker & Green, P.C. (included in
                      Exhibit 5.1).

24.1                  Power of Attorney (see page II-4).


- ---------------------

(1) Incorporated by reference to identically numbered exhibits included in the Company's Registration Statement on Form SB-2 (File No. 333-18291) declared effective with the Securities and Exchange Commission on February 19, 1997.


Item 17.  Undertaking


     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws of the Registrant, Indemnification Agreements entered into between the Registrant and its officers and directors, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum
              aggregate offering price set forth in the "Calculation   of
              Registration Fee" table in the effective registration statement.

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
      Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933,the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, District of Columbia on this 19th day of January, 1999.


                              COMPLETE WELLNESS CENTERS, INC.

                              By:    /s/ C. Thomas McMillen
                                     ----------------------------
                                     (C. Thomas McMillen)
                                     Chairman of the Board and
                                     Chief Executive Officer

POWER OF ATTORNEY


      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints C. Thomas McMillen and E. Eugene Sharer, and each of them singly, as true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign the Registration Statement filed herewith and any or all amendments to said Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute, may lawfully do or cause to be done by virtue hereof.


     Witness our hands on the date set forth below.

       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


Signature                           Title                               Date
---------                           --------                            -------


/s/ C. Thomas McMillen              Chairman of the Board and           January 19, 1999
--------------------------          Chief Executive Officer
(C. Thomas McMillen)                (Principal Executive Officer)

/s/ E. Eugene Sharer                Director and Vice Chairman          January 19, 1999
- -------------------------         of the Board
(E. Eugene Sharer)

/s/ Eric Kaplan                     President and Director              January 19, 1999
--------------------------
(Eric Kaplan)

/s/ Michael Brigante                Chief Financial Officer             January 19, 1999
- -------------------------         (Principal Accounting and
  (Michael Brigante)                Financial Officer)

/s/ Joseph J. Raymond               Director                            January 19, 1999
- --------------------------
  (Joseph J. Raymond)

/s/ Jay McMillen                    Director                            January 19, 1999
- --------------------------
    (Jay McMillen, M.D.)

/s/ Robert Mrazek                   Director                            January 19, 1999
- --------------------------
    (Robert Mrazek)

/s/ Sergio Vallejo                  Director                            January 19, 1999
-------------------------
   (Sergio Vallejo)

/s/ Kenneth A. Rubin                Director                            January 19, 1999
-------------------------
    (Kenneth A. Rubin)

/s/ Frederick B. Simon              Director                            January 19, 1999
-------------------------
   (Frederick B. Simon)

/s/ Frank Goveia                     Director                            January 19, 1999
-------------------------
  (Frank Goveia)

/s/ Joseph M. Jacobs                 Director                            January 19, 1999
-------------------------
  (Joseph M. Jacobs)

/s/ Jay L. Maymudes                  Director                            January 19, 1999
-------------------------
  (Jay L. Maymudes)

/s/ Arthur H. Amron                  Director                            January 19, 1999
-------------------------
  (Arthur H. Amron)

/s/ Paul M. Jacobi                   Director                            January 19, 1999
-------------------------
  (Paul M. Jacobi)

/s/ Douglas J. Lambert               Director                            January 19, 1999
-------------------------
  (Douglas J. Lambert)


COMPLETE WELLNESS CENTERS, INC.

Index to Exhibits


  Exhibit             Description
  -------             -----------
4.1 (1)               Form of Common Stock Certificate

4.18                  Purchase and Sale Agreements for the Common Stock sold in a private sale to 12 purchasers of the stock previously held by Wexford Spectrum
                      Investors LLC and Imprimis Investors LLC.

4.19                  Purchase and Sale Agreements for the Common Stock sold in a private sale to 12 purchasers of the stock previously held by Wexford Spectrum
                      Investors LLC and Imprimis Investors LLC.

4.20                  Purchase and Sale Agreements for the Common Stock sold in a private sale to 12 purchasers of the stock previously held by Wexford Spectrum
                      Investors LLC and Imprimis Investors LLC.

4.21                  Purchase and Sale Agreements for the Common Stock sold in a private sale to 12 purchasers of the stock previously held by Wexford Spectrum
                      Investors LLC and Imprimis Investors LLC.

4.22                  Purchase and Sale Agreements for the Common Stock sold in a private sale to 12 purchasers of the stock previously held by Wexford Spectrum
                      Investors LLC and Imprimis Investors LLC.

4.23                  Purchase and Sale Agreements for the Common Stock sold in a private sale to 12 purchasers of the stock previously held by Wexford Spectrum
                      Investors LLC and Imprimis Investors LLC.

4.24                  Purchase and Sale Agreements for the Common Stock sold in a private sale to 12 purchasers of the stock previously held by Wexford Spectrum
                      Investors LLC and Imprimis Investors LLC.

4.25                  Purchase and Sale Agreements for the Common Stock sold in a private sale to 12 purchasers of the stock previously held by Wexford Spectrum
                      Investors LLC and Imprimis Investors LLC.

4.26                  Purchase and Sale Agreements for the Common Stock sold in a private sale to 12 purchasers of the stock previously held by Wexford Spectrum
                      Investors LLC and Imprimis Investors LLC.

4.27                  Purchase and Sale Agreements for the Common Stock sold in a private sale to 12 purchasers of the stock previously held by Wexford Spectrum
                      Investors LLC and Imprimis Investors LLC.

4.28                  Purchase and Sale Agreements for the Common Stock sold in a private sale to 12 purchasers of the stock previously held by Wexford Spectrum
                      Investors LLC and Imprimis Investors LLC.

4.29                  Purchase and Sale Agreements for the Common Stock sold in a private sale to 12 purchasers of the stock previously held by Wexford Spectrum
                      Investors LLC and Imprimis Investors LLC.

4.30                  Purchase and Sale Agreements for the Common Stock sold in a private sale to 12 purchasers of the stock previously held by Wexford Spectrum
                      Investors LLC and Imprimis Investors LLC.

4.35                  Common Stock Purchase Warrant dated December 2, 1997 to Chris
                      Janish for 25,000 shares.

4.36                  Common Stock Purchase Warrant dated October 21, 1998 to Chris
                      Janish for 5,000 shares.

4.37                  Common Stock Purchase Warrant dated October 21, 1998 to Structure
                      Management, Inc. for 120,000 shares.

5.1                   Opinion of Epstein Becker & Green, P.C.

23.1                  Consent of Ernst & Young, LLP, Independent Accountants.

23.2                  Consent of Epstein Becker & Green, P.C. (included in Exhibit 5.1).

24.1                  Power of Attorney (see page II-4).

(1) Incorporated by reference to identically numbered exhibits included in the Company's Registration Statement on Form SB-2 (File No. 333-18291) declared effective with the Securities and Exchange Commission on February 19, 1997.


                                       6